Form 6-K
No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of             June            2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: June 7, 2005	By /s/ Richard S. Pietch

Electrolux investigates potential closure of factory in Nuremberg

(ELUX) Electrolux is investigating a possible closure of the factory in Nuremberg, Germany. Other production sources are being considered.

“Declining price levels and new competitors with lower cost bases make it necessary for the whole industry to take actions. The products being manufactured in Nuremberg are exposed to severe price pressure. We have to acknowledge that consumers are not willing to pay higher prices for products produced in a specific country”, says Johan Bygge, head of Electrolux Major Appliances Europe.

The Electrolux factory in Nuremberg has approximately 1,750 employees and manufactures washing machines, dishwashers and dryers. A potential closure of the factory would incur a total cost of approximately SEK 2,100m.

Electrolux Press Hot Line is available at +46 8 657 65 07

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.